Hip Interactive Corp.
240 Superior Boulevard
Mississauga, ON L5T 2L2
www.hipinteractive.com

Peter Lee
Chief Financial Officer
plee@hipinteractive.com

Tel: 905 362 3760 ex.333
Fax: 905 362 2361

04 APR 15 AM 7:21

April 6, 2004

04024452

VIA REGULAR MAIL

Office of International Corporate Finance
Division of Corporate Finance, Mail Stop 3-2
Securities and Exchange Commission
#450 – 5th Street Northwest
Washington D.C. 20549
USA

SUPPL

Dear Sir or Madam:

Re: Hip Interactive Corp. SEC File Number 82-34720

Hip Interactive Corp. ("Hip"), a "Foreign Private Issuer" as that term is defined in the *Securities and Exchange Act (1934)* (the "Act"), is a corporation incorporated under the *Business Corporations Act* (Ontario) and a reporting issuer in Canada in the Provinces of Ontario, Manitoba and Quebec. The common shares of Hip are listed and posted for trading on The Toronto Stock Exchange under the trading symbol "HP".

Hip has claimed the exemption under Rule 12-g3-2, Reg. 240.12-g3-2 of the Act. Pursuant to Reg. 240.12g3-2(b)(1)(iii), attached please find the documents as listed in Schedule A to this letter.

Please do not hesitate to contact the undersigned should you have any questions regarding this submission.

Yours very truly,

PROCESSED
APR 21 2004
THOMSON FINANCIAL

dlw 4/20

Peter Lee
Chief Financial Officer

Encl.
cc: Kyler Wells, Aird & Berlis LLP, (via email, w/o attachments)

hip

SCHEDULE A
List of Attached Documents

	Document (Attached)	Requirement	Timing
1.	Press Release: Hip Interactive Signs License Agreement with ARUSH to Distribute *Fear Factor: Unleashed*™ date of filing: **March 3, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
2.	Press Release: Hip Interactive Corp. Named North American Distributor and European Publisher for Groove Media's Highly Anticipated *Pariah* Title Developed by *Unreal* Creator Digital Extremes date of filing: **March 10, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
3.	Press Release: Hip Interactive Announces Change to Management date of filing: **April 2, 2004**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
4.	TSX Form 1: Change in Outstanding and Reserved Securities regarding March 2004 dated: **April 2, 2004**	TSX Manual Part VI, Sec. 610.	To be filed with TSX within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred.

SEC File Number 82-34720

FOR IMMEDIATE RELEASE **March 3, 2004**

HIP INTERACTIVE SIGNS LICENSE AGREEMENT WITH ARUSH TO DISTRIBUTE *FEAR FACTOR: UNLEASHED™*

Hip Interactive Corp. (TSX:HP), a leading provider of electronic entertainment, including video games, PC games, accessories and movies, announced today the signing of a license agreement with ARUSH Entertainment to be the exclusive North American distributor for the PC and console video game *Fear Factor: Unleashed*™ based on the TV hit series Fear Factor™. The game is expected to release for the 2004 holiday season. Joy Tashjian Marketing Group, the agent of record, brokered the Fear Factor video game license with Playinteractive, LLP on behalf of NBC Enterprises.

The game puts the player in the shoes of a Fear Factor™ contestant to complete grueling challenges in order to advance to the next round. It features many of the challenges fans of the show expect, such as verbal psyche-out attempts, gross-out challenges and death-defying stunts. *Fear Factor: Unleashed*™ will also feature insane stunts that could never be pulled off in real life. These adrenaline-filled, death-defying stunts will have gamers' pulses racing and add an edge to Fear Factor™ that can only be done in video games.

"We are pleased to be working with ARUSH again to distribute another big brand hit to the North American consumer," said Arindra Singh, President & Chief Executive Officer of Hip. "The demographics of the Fear Factor™ show are exactly in line with today's video gamer."

"Hip Interactive's vast distribution capabilities made them our first choice for distributing *Fear Factor: Unleashed*™," said Jim Perkins, President & CEO of ARUSH Entertainment. "We believe Hip's distribution network will help to make this game a fantastic success in North America."

Fear Factor™ is highly successful and frequently among the top-20 shows in the Nielson ratings, bringing in as many as 18 million viewers across all major demographics and is the fastest-growing network reality series in adults aged 18-49.

About ARUSH Entertainment
Based in Scottsdale, Ariz., ARUSH Entertainment is a worldwide publisher of interactive entertainment software. As a division of World Entertainment Broadcasting Corporation (WEB Corp.), ARUSH publishes PC and console video games for sale in retail outlets and on the Internet. It is also currently developing video games based on Playboy® and other popular brands. For more information, please visit www.ArushGames.com.

About Hip Interactive
Hip Interactive (www.hipinteractive.com) is a leading North American provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 62,041,539 common shares issued and outstanding.

About Playinteractive, LLP
Based in Scottsdale Arizona, Playinteractive, LLP is a partnership retaining the license rights to interactive products for consoles, PC's, cell phones and other wireless and handheld devices for the Fear Factor, and is one partnership among others having Playentertainment, LLP as its general partner. For more information, please visit *www.playint.com*.

About NBC Enterprises

NBC Enterprises is responsible for the global distribution and exploitation of NBC owned product, which includes foreign and domestic program syndication, strategic marketing and ancillary exploitation of owned product in home entertainment, merchandising, licensing, music and publishing as well as strategic production and co-production alliances and co-ventures. NBC Enterprises distributes all NBC-owned programming worldwide. This programming includes all shows produced by NBC Studios, NBC News, CNBC and MSNBC output.

Contacts:

April Brock, NBC Enterprises (818) 526-6960, Email: april.brock@nbc.com

For more information on Hip Interactive Corp.:

Please contact Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2361; EMAIL: jlee@hipinteractive.com

FOR IMMEDIATE RELEASE MARCH 10, 2004

04 APR 15

HIP INTERACTIVE CORP. NAMED NORTH AMERICAN DISTRIBUTOR AND EUROPEAN PUBLISHER FOR GROOVE MEDIA'S HIGHLY ANTICIPATED *PARIAH* TITLE DEVELOPED BY *UNREAL* CREATOR DIGITAL EXTREMES

Hip Interactive Corp. (TSX: HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, announced today the signing of an agreement with global interactive game publisher Groove Games naming Hip Interactive as the exclusive North American distributor and European publisher for Groove's upcoming title, Pariah, on PC and console video game formats. Groove has licensed *Pariah* to Hip Interactive Europe to publish and distribute the title in Europe, Australia and New Zealand. *Pariah* is due for release on PC and Xbox in North America and Europe during Hip's fiscal year ending March 31, 2005.

With bleeding edge graphics and fine-tuned gameplay that gamers have come to expect from developer Digital Extremes, *Pariah* focuses on a robust immersive storyline that weaves survival elements into the traditional run-and-gun style of first-person action games. Digital Extremes is best known for creating the multi-million unit selling *Unreal®* franchise and revolutionizing the first-person action genre with such award-winning hits as *Unreal Tournament* and *Unreal Championship. Pariah* has quietly been in production for the past two years and is currently approved for Xbox® video game system from Microsoft and the personal computer.

"Hip was the natural choice for a distribution partner in North America and we have enjoyed working with them over the past two years," said Jon Walsh, CEO of Groove Games. "We have seen their distribution system and retail relationships grow significantly and appreciate the focus they bring to our titles. After its acquisition of LSP in Europe, it was a logical extension of our relationship to have Hip as our publishing partner in Europe."

"We are pleased to be working with Groove on this exciting new title," said Arindra Singh, President & Chief Executive Officer of Hip. "Groove has been particularly successful with its PC title *CTU: Marine Sharpshooter* and we are very optimistic about their relationship with Digital Extremes, which is considered to be one of the top development studios in the industry with an excellent track record for developing games. We consider the signing of this title to be yet another step in our strategy to accelerate the expansion of our Hip Games business."

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading North American provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories in North America and Europe. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 62,325,539 common shares issued and outstanding.

About Groove Games

Headquartered in Toronto, Canada, Groove Games is a global publisher of interactive entertainment software. Groove's mission is to partner with leading developers and publish great games for avid gamers everywhere. Groove published several titles including the PC hit *CTU: Marine Sharpshooter™* and is currently publishing the highly anticipated multi-platform game, *Playboy: The Mansion™* scheduled for release in the fall of 2004. For more information visit www.groovegames.com.

-30-

For more information on Hip Interactive Corp.
Please contact Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2361; EMAIL: jlee@hipinteractive.com

FOR IMMEDIATE RELEASE **APRIL 2, 2004**

HIP INTERACTIVE CORP. ANNOUNCES CHANGE TO MANAGEMENT

Hip Interactive Corp. (TSX: HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, announced today that Oliver Bock, Executive Vice President of Sales, has resigned from the Corporation effective immediately to pursue other opportunities.

Mr. Bock was responsible for Hip's Canadian sales operations. Greg Rison who has been with Hip for the past three and half years as Director of Sales in Canada, will be, effective immediately, appointed Vice-President of Sales for Canada.

Arindra Singh, Hip's President & Chief Executive Officer commented, "Although I am disappointed about Oliver's decision to leave our organization, I am confident that our sales team will continue to provide our customers with the superior level of service and support to which we always strive. In addition, I am confident that under Greg Rison's leadership, we will continue to meet the expectations of our customers and suppliers."

About Hip Interactive
Hip Interactive (www.hipinteractive.com) is a leading North American provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories in North America and Europe. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 62,432,288 common shares issued and outstanding.

-30-

For more information on Hip Interactive Corp.
Please contact Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2361; EMAIL: jlee@hipinteractive.com

FORM: 1 | Company Name: HIP INTERACTIVE CORP. Stock Symbol: HP

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**62,041,539**
ADD:	Stock Options Exercised	390,749	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	nil	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance: from Treasury	nil	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	nil	
	Other Cancellation (provide description)	nil	
	Closing Issued and Outstanding Share Balance*		**62,432,288**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM: N/A		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: N/A		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

C.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS				
Stock Option Plan and / or Agreement				
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**				
Stock Options Outstanding — Opening Balance				**4,665,455**
Options Granted: (ADD)				
Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
March 8, 2004	Jean-Claude Goulon	March 8, 2009	$3.09	50,000
March 8, 2004	Olivier Goulon	March 8, 2009	$3.09	50,000
March 8, 2004	Alberic Guigou	March 8, 2009	$3.09	25,000
March 8, 2004	Graham Boxal	March 8, 2009	$3.09	25,000
March 8, 2004	Tim Flynn	March 8, 2009	$3.09	20,000
			SUBTOTAL	**170,000**

Options Exercised: (SUBTRACT)

Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
26-Feb-04	Bill Laing	18-Apr-01	$0.74	10,000
1-Mar-04	Tony Garofalo	26-Oct-00	$1.36	30,000
1-Mar-04	Bill Laing	18-Apr-01	$0.74	20,000
1-Mar-04	Greg Rison	26-Oct-00	$1.36	3,000
3-Mar-04	Bill Laing	18-Apr-01	$0.74	20,000
4-Mar-04	Peter Lee	13-Sep-01	$0.89	7,000
4-Mar-04	Vener Malimban	18-Aug-00	$1.80	2,000
4-Mar-04	Vener Malimban	24-Sep-01	$0.73	2,000
8-Mar-04	Bill Laing	18-Apr-01	$0.74	25,000
8-Mar-04	Jack Lamba	25-Mar-00	$2.55	120,000
8-Mar-04	Jack Lamba	11-Oct-01	$0.69	70,000
22-Mar-04	Gino Modafferi	24-Sep-01	$0.73	1,000
23-Mar-04	Brian Stone	13-Aug-02	$0.60	1,333
24-Mar-04	Sean Ashton	24-Sep-01	$0.73	3,000
25-Mar-04	Ron Resnick	13-Aug-02	$0.60	13,333
25-Mar-04	Darren Stairs	13-Aug-02	$0.60	333
26-Mar-04	Steve Mininch	24-Sep-01	$0.73	1,200
26-Mar-04	Geoff Risen	10-Dec-99	$1.00	25,000
26-Mar-04	Geoff Risen	12-Jan-00	$2.05	18,750
29-Mar-04	Jaclyn Jeronimus	27-Nov-00	$1.27	2,500
29-Mar-04	Steve Mininch	24-Sep-01	$0.73	800
29-Mar-04	Jodi Werner	29-May-02	$0.69	2,000
30-Mar-04	Mark Enchin	13-Sep-01	$0.89	12,500
			SUBTOTAL	**390,749**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	**nil**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.					
Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
March 29, 2004	Jodi Werner	May 29'02	May 29'07	$0.69	1,000
March 30, 2004	Darren Stairs	Aug. 13/02	Aug. 13/07	$0.60	167
*March 31, 2004	Geoff Risen	Dec. 10'99	Dec. 10'04	$1.00	-25,000
*March 31, 2004	Geoff Risen	Jan. 12'00	Jan. 12'05	$2.05	-18,750
March 31, 2004	Geoff Risen	Dec. 10'99	Dec. 10'04	$1.00	25,000
March 31, 2004	Geoff Risen	Jan. 12'00	Jan. 12'05	$2.05	18,750
				SUBTOTAL	**1,167**
Stock Option Outstanding — Closing Balance					**4,443,539**

* Reinstated options as per approval from Julie Shin, TSX, March 25, 2004

D.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
Shares Reserved (for Stock Option Plan)		
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		5,484,648
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	390,749	
Stock Appreciation Rights (SUBTRACT)	0	
Closing Share Reserve Balance at end of period		**5,093,899**

All information reported in this Form is for the month of March 2004.

Filed on behalf of the Company by: (please enter name and direct phone or email)		
NAME	JENNIFER LEE	
PHONE / EMAIL	905-362-3760 ex.277	jlee@hipinteractive.com
DATE	April 2, 2004	

TSE